UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Name of Issuer:  International Airline Support Group, Inc.

Title of Class of Securities:  Common Stock, $.001 par value

CUSIP Number:  458865 201

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Hannah H. Strasser
               Cardinal Capital Management, L.L.C.
                        One Fawcett Place
                  Greenwich, Connecticut 06830


     (Date of Event which Requires Filing of this Statement)

                       September 23, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     458865 201

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Cardinal Capital Management, L.L.C.

2.  Check the appropriate box if a member of a group

    a.
    b.   x


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


7.  Sole Voting Power




8.  Shared Voting Power

         0


9.  Sole Dispositive Power




10. Shared Dispositive Power

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)




14. Type of Reporting Person*

         IA

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     458865 201

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Cardinal Recovery Partners, L.P.

2.  Check the appropriate box if a member of a group

    a.
    b.   x


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


7.  Sole Voting Power




8.  Shared Voting Power

         0


9.  Sole Dispositive Power




10. Shared Dispositive Power

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)




14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Reporting Persons are filing this Amendment No. 1 to

Schedule 13D to report that their beneficial ownership of shares of Common Stock (the "Shares") of International Airline Support

Group, Inc. (the "Company") is less than 5%.

Item 1.  Security and Issuer

    No change.

Item 2. Identity and Background

    No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Cardinal Capital and the

Partnership are deemed to be the beneficial owners of 0 Shares.

Item 4.  Purpose of Transaction

    No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Cardinal Capital and the

Partnership are deemed to be the beneficial owners of 0 Shares.

Based on the Company's most recent Form 10-K, there are believed to be 2,395,095 Shares outstanding.  Cardinal Capital and the

Partnership are deemed to be the beneficial owners of 0% of the outstanding Shares.

         The transactions in the Shares that were effected during

the past 60 days by the Reporting Persons are described in

Exhibit A attached hereto.

         The Reporting Persons ceased to be beneficial owners of

more than 5% of the Shares on September 23, 1997.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Transactions in Common Stock.

         Exhibit B:  Joint Filing Agreement.

         Signature

         Each of the undersigned, after reasonable inquiry and to

the best of each of their knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



November 7, 1997



                        Cardinal Capital Management, L.L.C.


                        By:        /s/ Anne C. Yobage


                        Cardinal Recovery Partners, L.P.

                        By:  Cardinal Capital Management, L.L.C.,
                             General Partner



                             By:    /s/ Anne C. Yobage


























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01269001.AF5



                                                   EXHIBIT A


            Daily Transactions* - Common Stock

Trade Date               Number of Shares    Price Per Share

8/08/97                  (25,000)                $7.446

8/12/97                  (25,000)                 7.949

9/22/97                  (113,000)                8.440

9/23/97                  (351,386)                8.450





























___________________

* Each transaction listed above was an open market transaction.









                                9
01269001.AF5



                                                        Exhibit B


                            AGREEMENT

         The undersigned agree that this Schedule 13D dated

November 7, 1997 relating to the shares of common stock of

International Airline Support Group, Inc. should be filed on behalf of the undersigned.



                             Cardinal Capital Management, L.L.C.

                             By:     /s/ Anne C. Yobage


                             Cardinal Recovery Partners, L.P.

                             By: Cardinal Capital Management,
                                 L.L.C., General Partner

                                 By:   /s/ Anne C. Yobage






























                               10
01269001.AF5